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                                                                    EXHIBIT 5.1A

                            CERTIFICATE OF AMENDMENT
                                       OF
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                           MAXICARE HEALTH PLANS, INC.

               Maxicare Health Plans, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Delaware Law"), does hereby certify as follows:

               FIRST: That, Article FOURTH of the Corporation's Restated Certificate of Incorporation is amended as follows:

                      (a) by deleting the second sentence of Section A thereof and replacing such sentence with the following:

               "The Corporation is authorized to issue 80,000,000 shares of Common Stock, par value $0.01, and 5,000,000 shares of Preferred Stock, par value $0.01, which shall be issued from time to time in series, of which 2,500,000 Shares shall be designated as Series A Cumulative Convertible Preferred Stock (the "Series A Stock") and 500,000 Shares shall be designated as Series B Preferred Stock (the "Series B Stock") ; and"

                      (b) by adding a new Section K thereto as follows:

               "K. (1) Certain Restrictions on the Transfer of Stock. In order to preserve the net operating loss carryovers, capital loss carryovers, and business credit carryovers (the "Tax Benefits") to which the Corporation is entitled pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute (collectively, the "Code") and the regulations thereunder, the following restrictions shall apply:

                      (a) Ownership Percentage. From and after the date of the adoption of this Section K, unless approved by the Board of Directors, no person other than the Corporation shall transfer any shares of stock of the Corporation (other than stock described in Section 1504(a)(4) of the Code or any successor statute, or stock that is not so described solely because it is entitled to vote as a result of dividend arrearages) to any person to the extent that such transfer, if effective, would cause (x) the Ownership Interest Percentage of the transferee or any other person to equal five percent (5%)or more, or (y) any increase in the Ownership Interest Percentage of the transferee or any other person if the Ownership Interest Percentage of such transferee or of such other person equalled five percent (5%) or more before such transfer. For purposes of this Section K:

                           (i) "person" shall mean any individual, corporation,
estate, trust, association, company, partnership, joint venture, or similar organization and shall include an aggregation of similarly-situated persons;


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                           (ii) a person's "Ownership Interest Percentage" shall
be the sum of such person's direct ownership interest in the Corporation as determined under Treasury Regulation Section 1.382-2T(f)(8) or any successor regulation and such person's indirect ownership interest in the Corporation as determined under Treasury Regulation Section 1.382-2T(f)(15) or any successor regulation, except that, for purposes of determining a person's direct ownership interest in the Corporation, any ownership interest held by such person in the Corporation described in Treasury Regulation Section 1.382-2T(f)(18)(iii)(A) or any successor regulation shall be treated as stock of the Corporation, and for purposes of determining a person's indirect ownership interest in the Corporation, Treasury Regulations Sections 1.382-2T(g)(2), 1.382-2T(g)(3), 1.3822T(h)(2)(iii) and 1.382-2T(h)(6)(iii) or any successor regulations shall not apply and any stock that would be attributed to such person pursuant to the option attribution rule of Treasury Regulation Section 1.382-2T(h)(4) or any successor regulation, if to do so would result in an ownership change, shall be attributed to such person without regard to whether such attribution results in an ownership change;

                           (iii) "stock of the Corporation" shall mean shares of
stock of the Corporation (other than stock described in Section 1504(a)(4) of the Code or any successor statute or stock that is not so described solely because it is entitled to vote as a result of dividend arrearages); and

                           (iv) "transfer" shall mean any means of conveying
legal or beneficial ownership of shares of stock of the Corporation, whether such means is direct or indirect, voluntary or involuntary, including, without limitation, the granting of options with respect to shares of stock or the transfer of ownership of any entity that owns shares of stock of the Corporation, and "transferee" shall mean any person to whom stock of the Corporation is transferred.

                      (b) Any transfer of shares of stock of the Corporation that would otherwise be prohibited pursuant to the preceding subparagraph shall nonetheless be permitted if information relating to a specific proposed transaction is presented to the Board of Directors of the Corporation and the Board determines that such transaction will not jeopardize the Tax Benefits, based upon an opinion to that effect of legal counsel or the Corporation's outside tax advisors selected by the Board of Directors of the Corporation. Nothing in this subparagraph shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

               (2) Attempted Transfer in Violation of Transfer Restrictions.

                      (a) Unless approval of the Board of Directors is obtained, any attempted or purported transfer of shares of stock of the Corporation in excess of the shares that could be transferred to the transferee without restriction under Section K(1) hereof is not and shall not be effective to transfer ownership of such excess shares (the "Prohibited Shares") to the purported acquiror thereof (the "Purported Acquiror"), who shall


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not be entitled to any rights as a shareholder of the Corporation with respect to the Prohibited Shares (including, without limitation, the right to vote or to receive dividends with respect thereto). All rights with respect to the Prohibited Shares shall remain the property of the person who initially purported to transfer the Prohibited Shares (the "Initial Transferor") to the Purported Acquiror until such time as the Prohibited Shares are resold as set forth in Sections K(2)(b) or (c). The Purported Acquiror, by acquiring ownership of any shares of stock of the Corporation, following adoption of this Section K, whether or not they are Prohibited Shares, shall be deemed to have consented to all the provisions of this Section K, and to have agreed to act as provided in the following Section K(2)(b).

                      (b) Upon demand by the Corporation, the Purported Acquiror shall transfer any certificate or other evidence of purported ownership of the Prohibited Shares within the Purported Acquiror's possession or control, along with any dividends or other distributions paid by the Corporation with respect to the Prohibited Shares that were received by the Purported Acquiror (the "Prohibited Distributions"), to an agent designated by the Corporation (the "Agent"). If the Purported Acquiror has sold the Prohibited Shares to a protected purchaser (as such term is defined in Section 8-303 of the Uniform Commercial Code as adopted by the State of Delaware) in an arm's length transaction after purportedly acquiring them, the Purported Acquiror shall be deemed to have sold the Prohibited Shares as agent for the Initial Transferor, and in lieu of transferring the Prohibited Shares and Prohibited Distributions to the Agent shall transfer to the Agent the Prohibited Distributions and the proceeds of such sale (the "Resale Proceeds") except to the extent that the Agent grants written permission to the Purported Acquiror to retain a portion of the Resale Proceeds not exceeding the amount that would have been payable by the Agent to the Purported Acquiror pursuant to the following Section K(2)(c) if the Prohibited Shares had been sold by the Agent rather than by the Purported Acquiror. Any purported transfer of the Prohibited Shares by the Purported Acquiror other than a transfer described in one of the two proceeding sentences shall not be effective to transfer any ownership of the Prohibited Shares.

                      (c) The Agent shall sell in an arm's length transaction (to the extent possible, on the principal national securities exchange, if any, on which the Corporation's stock is listed) any Prohibited Shares transferred to the Agent by the Purported Acquiror, and the proceeds of such sale (the "Sales Proceeds"), or the Resale Proceeds, if applicable, shall be allocated to the Purported Acquiror up to the following amount: (a) where applicable, the purported purchase price paid or value of consideration surrendered by the Purported Acquiror for the Prohibited Shares, or (b) where the purported transfer of the Prohibited Shares to the Purported Acquiror was by gift, inheritance, or any similar purported transfer, the fair market value of the Prohibited Shares at the time of such purported transfer. Subject to the succeeding provisions of this subparagraph, any Resale Proceeds or Sales Proceeds in excess of the amount allocable to the Purported Acquiror pursuant to the preceding sentence, together with any Prohibited Distributions, shall be the property of the Initial Transferor. If the identity of the Initial Transferor cannot be determined by the Agent through inquiry made to the Purported Acquiror, the Agent shall publish appropriate notice (in the Wall Street Journal, if possible) for seven (7) consecutive business days in an attempt to


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identify the Initial Transferor in order to transmit any Resale Proceeds or
Sales Proceeds or Prohibited Distributions due to the Initial Transferor pursuant to this subparagraph. The Agent may also take, but is not required to take, other reasonable actions to attempt to identify the Initial Transferor. If after ninety (90) days following the final publication of such notice the initial Transferor has not been identified, any amounts due to the Initial Transferor pursuant to this subparagraph may be paid over to a court or government agency, if applicable law permits, or otherwise shall be transferred to any entity designated by the Corporation that is described in Section 501(c)(3) of the Code. In no event shall any such amounts due to the Initial Transferor inure to the benefit of the Corporation or the Agent, but such amounts may be used to cover expenses (including but not limited to the expenses of publication) incurred by the Agent in attempting to identify the Initial Transferor.

               (3) Prompt Enforcement Against Purported Acquiror. Within forty-five (45) days of learning of a purported transfer of Prohibited Shares to a Purported Acquiror, the Corporation through its Secretary shall demand that the Purported Acquiror surrender to the Agent the certificates representing the Prohibited Shares, or any Resale Proceeds, and any Prohibited Distributions, and if such surrender is not made by the Purported Acquiror within forty-five (45) days from the date of such demand the Corporation shall (unless otherwise directed by the Board of Directors) institute legal proceedings to compel such transfer; provided, however, that nothing in this Section K(3) shall preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand, and also provided that failure of the Corporation to act within the time periods set out in this Section K(3) shall not constitute a waiver of any right of the Corporation to compel any transfer required by Section K(2)(a) hereof.

               (4) Additional Actions to Prevent Violation or Attempted Violation. Upon a determination by the Board of Directors that there has been or is threatened a purported transfer of Prohibited Shares to a Purported Acquiror, the Board of Directors may take such action in addition to any action required or permitted by the preceding Section as it deems advisable to give effect to the provisions of this Section K, including without limitation, refusing to give effect on the books of this Corporation to such purported transfer or instituting proceedings to enjoin such purported transfer.

               (5) Obligation to Provide Information. The Corporation may require as a condition to the registration of the transfer of any share of its stock that the proposed transferee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the proposed transferee's direct or indirect ownership interests in, or options to acquire, stock of the Corporation.

               (6) Further Actions.

                      (a) Nothing contained in this Section K shall limit the authority of the Board of Directors to take such action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and the interests of the holders of its


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securities in preserving the Tax Benefits. The Board of Directors may, to the
extent permitted by law, from time to time establish, modify, amend or rescind, by Bylaw, resolution or otherwise, regulations and procedures not inconsistent with the provisions of this Section K for determining whether any acquisition of the Corporation's stock would jeopardize the Corporation's ability to preserve and use the Tax Benefits, and for the orderly application, administration and implementation of the provisions of this Section K. Such procedures and regulations shall be kept on file with the Secretary of the Corporation and, upon request, shall be made available for inspection and mailed to any holder of the Corporation's stock.

                      (b) Without limiting the generality of the foregoing, the Board of Directors may (a) modify the Ownership Interest Percentage in the Corporation specified in the first sentence of Section K(1)(a) hereof, or (b) modify the definitions of any terms set forth in this Section K; provided that the Board of Directors shall determine in writing that such acceleration, extension, change or modification is in the best interests of the Corporation and its stockholders and, based upon an opinion of counsel of the Corporation, that such acceleration, extension, change or modification is reasonably necessary or desirable to preserve the Tax Benefits under the Code and the regulations thereunder or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits, which determination shall be filed with the Secretary of the Corporation and mailed by the Secretary to all stockholders of this Corporation within ten (10) days after the date of any such determination.

               (7) Severability. Any provision in this Section K which is prohibited or unenforceable under Delaware law shall be ineffective to the extent of such prohibition or un-enforceability without invalidating the remaining provisions of this Section K and of this Certificate of Incorporation.

               (8) Stock Certificates. As soon as practicable, the Corporation shall legend all share certificates representing outstanding shares of stock of the Corporation in order to conspicuously note the restrictions on transfers set forth in this Section K."

        SECOND: That the foregoing amendments to the Corporation's Restated Certificate of Incorporation were duly approved by the Board of Directors of the Corporation on May 22, 2000.

        THIRD: That the foregoing amendments were duly approved by the shareholders of the Corporation at the Corporation's 2000 Annual Meeting of Shareholders, at which a majority of the outstanding shares entitled to vote thereon voted in favor of the aforementioned amendments as required by the Delaware Law.

        FOURTH: That said amendments were duly adopted in accordance with the provisions of Section 242 of the Delaware Law.


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               IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Paul R. Dupee, Jr., its Chief Executive Officer, and Alan D. Bloom, its Secretary, this 14th day of September, 2000.


                                 By: /s/ PAUL R. DUPEE, JR.
                                    -------------------------------------------
                                    Paul R. Dupee, Jr., Chief Executive Officer
Attest:

/s/ ALAN D. BLOOM
------------------------------
Alan D. Bloom, Secretary


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